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                 June 10, 2021

       Timothy C. Dec
       Chief Financial Officer
       OPGEN INC
       9717 Key West Avenue, Suite 100
       Rockville, MD 20850

                                                        Re: OPGEN INC
                                                            Registration
Statement on Form S-3
                                                            Filed June 4, 2021
                                                            File No. 333-256820

       Dear Mr. Dec:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Alan Campbell at 202-551-4224 or Fredrick Philantrope at 202-551-
       6875 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Life Sciences
       cc:                                              Peter Jaslow, Esq.